Exhibit 21.01

GRIC Communications, Inc.

Subsidiaries of Registrant

PLACE OF INCORPORATION OR
NAME	ORGANIZATION
GRIC International Corporation	Delaware, USA

GRIC International (HK) Limited	Hong Kong

GRIC Asia-Pacific Pte Ltd	Singapore

GRIC Communications (M) Sdn Bhd	Malaysia

GRIC Software India Private Limited	India

GRIC International (UK) Limited	United Kingdom